UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$4,100,000	100%	$4,100,000	$161.13 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $7,267.51 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $161.13 of that amount is being offset against the registration fee for this offering and $7,106.38 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156118

410,000 Units
Capped Leveraged Index Return Notes®
Linked to the Nasdaq-100 Index® Due July 26, 2010
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 15

Pricing Date	*January 7, 2009*
Settlement Date	*January 15, 2009*
Maturity Date	*July 26, 2010*
CUSIP No.	*00083D838*

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Capped Leveraged Index Return Notes®

- *200% leveraged upside exposure to increases in the level of the Nasdaq-100 Index® (the "Index"), subject to a cap of 28.24%*
- *A maturity of approximately 18 months*
- *1-to-1 downside exposure to decreases in the level of the Index in excess of a Threshold Value with up to 90% of the principal amount at risk*
- *No periodic interest payments*
- *No listing on any securities exchange*
- *The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement LIRN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$4,100,000
Underwriting discount (1)	$.20	$ 82,000
Proceeds, before expenses, to SEK	$9.80	$4,018,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Merrill Lynch & Co., Inc.

“The Nasdaq-100®”, “Nasdaq-100 Index®” and “Nasdaq®” are trade or service marks of The Nasdaq Stock Market, Inc. and have been licensed for use by SEK.

Merrill Lynch & Co.

January 7, 2009

Summary

The Capped Leveraged Index Return Notes® Linked to the Nasdaq-100 Index® Due July 26, 2010 (the “Notes”) are senior, unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Nasdaq-100 Index® (the “Index”) increases moderately from the Starting Value of the Index, determined on January 7, 2009, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and the Capped Value of 28.24%. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the return of a hypothetical direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of payment at maturity calculations (rounded to three decimal places), including the Starting Value of 1,238.60 and the Capped Value of $12.824.

Example 1—The hypothetical Ending Value is equal to 70% of the Starting Value and less than the Threshold Value:

Starting Value:	1,238.60
Hypothetical Ending Value:	867.02
Threshold Value:	1,114.74

$10 +	[	$10 ×	(867.02 – 1,114.74)	× 100%	]	= $8.000
1,238.60

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is equal to 95% of the Starting Value and greater than the Threshold Value:

Starting Value:	1,238.60
Hypothetical Ending Value:	1,176.67
Threshold Value:	1,114.74

Payment at maturity (per unit) = $10.000

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the payment at maturity (per unit) will be equal to the $10 Original Offering Price.

Example 3—The hypothetical Ending Value is equal to 104% of the Starting Value:

Starting Value:	1,238.60
Hypothetical Ending Value:	1,288.14

$10 +	[	$10 ×	(1,288.14 – 1,238.60)	× 200%	]	= $10.800
1,238.60

Payment at maturity (per unit) = $10.800

Example 4—The hypothetical Ending Value is equal to 150% of the Starting Value:

Starting Value:	1,238.60
Hypothetical Ending Value:	1,857.90

$10 +	[	$10 ×	(1,857.90 – 1,238.60)	× 200%	]	= $20.000
1,238.60

Payment at maturity (per unit) = $12.824        (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 1,238.60, the Threshold Value of 1,114.74 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to three decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.79% per annum, as more fully described below.

The table below reflects the Participation Rate of 200% and the Capped Value of $12.824.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
619.30	-50.00%	$6.000	-40.00%	-30.74%	-39.53%
743.16	-40.00%	$7.000	-30.00%	-22.00%	-29.81%
867.02	-30.00%	$8.000	-20.00%	-14.06%	-21.12%
990.88	-20.00%	$9.000	-10.00%	-6.77%	-13.22%
1,114.74 (3)	-10.00%	$10.000	0.00%	0.00%	-5.95%
1,189.06	-4.00%	$10.000	0.00%	0.00%	-1.85%
1,213.83	-2.00%	$10.000	0.00%	0.00%	-0.52%
1,238.60 (4)	0.00%	$10.000	0.00%	0.00%	0.79%
1,263.37	2.00%	$10.400	4.00%	2.58%	2.08%
1,288.14	4.00%	$10.800	8.00%	5.09%	3.36%
1,362.46	10.00%	$12.000	20.00%	12.27%	7.10%
1,486.32	20.00%	$12.824 (5)	28.24%	16.93%	13.03%
1,610.18	30.00%	$12.824	28.24%	16.93%	18.64%
1,734.04	40.00%	$12.824	28.24%	16.93%	23.97%
1,857.90	50.00%	$12.824	28.24%	16.93%	29.05%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 15, 2009 to July 26, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 0.79% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	This is the Starting Value.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.824.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the section “Risks Associated With Foreign Currency Notes And Indexed Notes” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluation regarding the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch or its affiliates may do business with underlying companies.

▪	Tax consequences are uncertain. See “Certain U.S. Federal Income Taxation Considerations” below.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. Although Merrill Lynch has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of SEK.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 28.24%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of Merrill Lynch and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. Merrill Lynch is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Index is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on The Nasdaq Stock Market (“Nasdaq”). The Index is currently calculated and published by The NASDAQ OMX Group, Inc. (“NASDAQ OMX”). The Index includes companies across a variety of major industry groups. As of January 7, 2009 the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: information technology (59.83%); health care (19.39%); consumer discretionary (12.12%); industrials (5.91%); consumer staples (1.31%); telecommunication services (0.79%) and materials (0.65%). The identity and capitalization weightings of the five largest companies represented in the Index as of January 7, 2009, were as follows: Apple Inc. (10.25%); QUALCOMM Incorporated (6.45%); Microsoft Corporation (5.43%); Google Inc. (4.26%) and Gilead Sciences, Inc (3.97%).

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nasdaq as stated in these sources and these policies are subject to change at the discretion of Nasdaq. SEK and Merrill Lynch have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, Merrill Lynch or the Calculation Agent accepts any responsibility for the calculation, maintenance or publication of the Nasdaq-100 Index or any successor index.

Computation of the Index

The Index (Bloomberg, L.P. index symbol “NDX”) is a modified market capitalization-weighted index and includes companies across a variety of major non-financial industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. The value of the Index equals the aggregate value of the Index share weights, also known as the “Index Shares”, of each of the Index securities multiplied by each such security’s last sale price (last sale price refers to the last sale price on Nasdaq), and divided by the Divisor of the Index. The Divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for Index reporting purposes. If trading in an Index security is halted while the market is open, the last traded price for that security is used for all index computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used. The Index began on January 31, 1985 at a base value of 125.00, as adjusted.

The formula for the Index value is as follows:

Aggregate Adjusted Market Value/Divisor

The Index is ordinarily calculated without regard to cash dividends on Index securities.

The Index is calculated during the trading day and is disseminated every 15 seconds from 09:30:15 to 17:16:00 ET through the Nasdaq Index Dissemination ServicesSM (“NIDSSM”). The closing value of the Index may change up until 17:15:00 ET due to corrections to the last sale price of the Index securities.

Underlying Stock Eligibility Criteria

Index eligibility is limited to specific security types only. The security types eligible for the Index include foreign or domestic common stocks, ordinary shares, ADRs, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units and other derivative securities. The Index does not contain securities of investment companies.

Initial Eligibility Criteria*

To be eligible for initial inclusion in the Index, a security must be listed on Nasdaq and meet the following criteria:

▪

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

▪	the security must be of a non-financial company;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the security must have an average daily trading volume of at least 200,000 shares;

▪

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

▪	only one class of security per issuer is allowed;

▪	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

▪

the issuer of the security must have “seasoned” on Nasdaq or another recognized market (generally, a company is considered to be seasoned if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); and

▪

if the security would otherwise qualify to be in the top 25% of the securities included in the Index by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.

Continued Eligibility Criteria*

In addition, to be eligible for continued inclusion in the Index, the following criteria apply:

▪

the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

▪	the security must be of a non-financial company;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the security must have an average daily trading volume of at least 200,000 shares (measured annually during the ranking review process);

▪

if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

▪

the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it will be removed from the Index effective after the close of trading on the third Friday of the following month; and

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

* For the purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

In administering the Index, Nasdaq OMX will exercise reasonable discretion as it deems appropriate without regards to any issue of Notes.

Ranking Review

Except under extraordinary circumstances that may result in an interim evaluation, Index composition is reviewed on an annual basis as follows (such evaluation is referred to herein as the “Ranking Review”). Securities listed on Nasdaq which meet the applicable eligibility criteria (above) are ranked by market value. Index-eligible securities which are already in the Index and which are ranked in the top 100 eligible securities (based on market capitalization) are retained in the Index. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index that have the largest market capitalization. The data used in the ranking includes end of October Nasdaq market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Generally, the list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Index security is determined by Nasdaq OMX to become ineligible for continued inclusion in the Index based on the Continued Eligibility Criteria (above), the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Initial Index eligibility criteria listed above.

Index Maintenance

Changes in the price and/or Index Shares driven by corporate events such as stock dividends, splits, and certain spin-offs and rights issuance will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 5.0%, the change will be made as soon as practicable, normally within ten (10) days of such action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The Index Shares are derived from the security’s total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the case of a special cash dividend, Nasdaq OMX will determine on an individual basis whether to make a change to the price and/or shares of an Index security in accordance with its Index dividend policy. If it is determined that a change will be made, it will become effective on the ex-date.

Ordinarily, whenever there is a change in Index Shares, a change in an Index security or a change to the price of an Index security due to spin-off, rights issuances or special cash dividends, the Divisor is adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the Index effective date.

The Divisor is determined as follows:

(Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments

Index Rebalancing

On a quarterly basis coinciding with the quarterly scheduled Index Share adjustment procedures, the Index will be rebalanced if it is determined that: (1) the current weight of the single largest market capitalization Index security is greater than 24.0% and (2) the “collective weight” of those Index securities whose individual current weights are in excess of 4.5%, when added together, exceed 48.0% of the Index. In addition, a special rebalancing of the Index may be conducted at any time if it is determined necessary to maintain the integrity of the Index.

If either one or both of these weight distribution requirements are met upon quarterly review or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Index security exceeds 24.0%, then the weights of all Large Stocks (those greater than 1%) will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Index security to be set to 20.0%. Second, relating to weight distribution requirement (2) above, for those Index securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the “collective weight,” so adjusted, to be set to 40.0%.

The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that the smaller the Index security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock’s relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

Then, to complete the rebalancing procedure, once the final percent weights of each Index security are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the first Friday in March, June, September, and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September and December and an adjustment to the Divisor will be made to ensure continuity of the Index.

Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current Index share weights. However, Nasdaq OMX may from time to time determine rebalanced weights, if necessary, by applying the above procedure to the actual current market capitalization of the Index components. In such instances, Nasdaq OMX would announce the different basis for rebalancing prior to its implementation.

In administering the Index, Nasdaq OMX will exercise reasonable discretion as it deems appropriate.

License Agreement

Nasdaq OMX and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use the Index in connection with certain securities, including the Notes. The license agreement between Nasdaq and SEK provides that the following language must be stated in this term sheet.

“The Notes are not sponsored, endorsed, sold or promoted by The NASDAQ OMX Group, Inc. or its affiliates) (NASDAQ OMX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations’ only relationship to Aktiebolaget Svensk Exportkredit (Publ) (“Licensee”) is in the licensing of the Nasdaq®, OMXTM, Nasdaq-100®, and Nasdaq-100 Index® trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by NASDAQ OMX without regard to Licensee or the Notes. NASDAQ OMX has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index® or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the Notes, or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.”

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through December 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 1,238.60.

Certain U.S. Federal Income Taxation Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a U.S. holder (as defined below) who purchases Notes in the initial offering at their Original Offering Price and holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

For purposes of the following discussion, the term “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules.    Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. The “constructive ownership” rules could potentially be applicable to Notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company, a passive foreign investment company or a real estate investment trust). These rules have no immediate application to certain derivative financial instruments, including any Notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the Index is not, and will not become at any time during the term of the Notes, a passive foreign investment company, a regulated investment company or a real estate investment trust for U.S. federal income tax purposes. These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations. These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Possible alternative treatment.    Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting.    Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the U.S. holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition.    A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a Note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In the notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Information reporting and backup withholding.    In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, unless either we or our paying agent has actual knowledge that the holder is a U.S. person.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259305/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.